Filed pursuant to Rule No. 424(b)(3)

File Number 333-99675

Prospectus Supplement No. 1

(to Prospectus dated February 6, 2003)

4,076,470 SHARES

AMERICAN TECHNOLOGY CORPORATION

COMMON STOCK

This prospectus supplement supplements our prospectus dated February 6, 2003. The prospectus relates to the resale of shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors). You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Amendment to Selling Stockholder Table

The information relating to Allan F. Gossman in the first table of selling stockholders included in the prospectus is hereby amended as follows:

Selling Stockholder	Common Stock Underlying Convertible Subordinated Note	Common Stock Underlying Common Stock Warrant	Outstanding Common Stock	Common Stock Underlying Series D Preferred Stock	Common Stock Underlying Common Stock Warrant	Total Common Stock Beneficially Owned Before Offering	Maximum Number of Shares Offered Hereby	Shares of Common Stock Beneficially Owned After Offering
	(1)	(2)	(3)	(4)	(5)	(6)	(7)

Name	Number	Number	Number	Number	Number	Number	Number	Number	%
Allan F. Gossman	—	—	17,855(32)	—	11,000	113,213	28,855	84,358	*

(32)	Mr. Allan F. Gossman voluntarily converted 5,000 shares of Series D Preferred Stock into 17,855 common shares effective February 3, 2003.

Appointment of New Chief Executive Officer

On February 7, 2003, we announced that we had named James M. Irish to be our Chief Executive Officer effective February 10, 2003. Elwood G. Norris, who has been our Chief Executive Officer and Chairman of the Board of Directors, will continue as Chairman and will remain active in the management of our company.

Mr. Irish is 44 years old. From January 2000 to January 2002, Mr. Irish was Chief Executive Officer and Co-Founder of Valumedia, LLC, a privately-held provider of in-store media and promotional products. In such position, Mr. Irish oversaw the development and launch of five marketing products, and placed such products in over 4,000 retail grocery stores in less than one year after the initial launch. Valumedia raised $6.3 million in venture capital from private equity, investment banking and institutional sources. As a result of its inability to attract a next round of venture capital financing after the terrorist attacks of September 11, 2001, Valumedia filed for bankruptcy protection in January 2002. From February 1988 to October 1998, he held various positions at ACTMEDIA including Group Sales Manager, New Products, Senior Account Director, and Account Director. In October 1998, he was appointed Vice President of Business Development, Western Region, at News America Marketing, a division of News Corporation, which acquired ACTMEDIA in October 1997. In such positions, he successfully launched new technologies including the Smart Source line of products, such as the Instant Coupon Machine, Carts, Shelftalk, ShelfTake-One, Aislevision and Actradio. At News America Marketing, he assisted in the integration of sales forces for that company’s free-standing insert (FSI) products and ACTMEDIA’s in-store products, and he was integral in developing selling strategies for new products and acquisitions like Planet U and Adsticks. From 1996 to 1998, Mr. Irish was also President and Co-Founder of Merge Interactive, LLC, where he invented an online couponing solution for mass market appeal. Mr. Irish’s prior experience includes Vice President, Sales, at Shelfvision, Inc. from 1986 to 1988; Merchandising Manger and Coordinator, Special Markets, at The Clorox Company from 1984 to 1986, and Area Sales Manager, Special Assignment and Sales Representative for Unilever, then known as Lever Brothers Company, from 1981 to 1984. He has earned his B.S. in Marketing in 1981 from Southwest Missouri State University.

The date of this prospectus supplement is February 7, 2003.